Shareholder Memo

There are at least 2 reasons to vote against item 4:
4. To ratify the Special Meeting Provisions in the Company’s By-Laws.
In other words to ratify the status quo for 25% of shares to have the right to call a special meeting.

AES management belatedly cooked up this ratification proposal after the shareholder proposal was submitted. Item 4 was designed to prevent shareholders from voting on a 2018 shareholder proposal asking that 10% of shares have the right to call a special meeting.

This is the AES Corporation no action request to eliminate the shareholder proposal from the 2018 proxy:
The AES Corporation (December 19, 2017)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2017/johncheveddenaes121917-14a8.pdf

It is an advantage for shareholders to have an ownership threshold of 10%. AES previously adopted an ownership threshold of 25% – which can mean that more than 50% of shareholders must be contacted during a short window of time to simply call a special meeting. Plus many shareholders, in favor of a special meeting, can make a small technical error that will disqualify them from being counted to make up the 10% threshold.

Thus the first reason to vote against item 4 is to express preference to lower the ownership threshold to less than the unrealistically high 25%.

The second reason is to send a message to management that a one-sided management ratification proposal to simply ratify the status quo is no substitute for a shareholder proposal to give shareholders a choice on another option.

If the shareholder proposal had been published in the 2018 proxy AES management could oppose the shareholder proposal with 3 or more times the number of words in the shareholder proposal.

With the ratification proposal replacing the shareholder proposal shareholders can only read the one-sided proxy text that is 100% in support of the management status quo position.

It is an advantage for shareholders to have a choice.

Vote against item 4.

John Chevedden
AES shareholder since 2013